Exhibit 99.1

Uptown Housing Partners, LP

Financial Statements (Unaudited)
May 31, 2013

Contents

Independent Auditor's Report	1

Financial Statements

Balance Sheets	2

Statements of Operations	3

Statements of Partners' Equity (Deficit)	4

Statements of Cash Flows	5

Notes to Financial Statements	6-11

Independent Auditor's Report

General and Limited Partners
Uptown Housing Partners, LP
Cleveland, Ohio

Report on the Financial Statements

We have audited the accompanying financial statements of Uptown Housing Partners, LP (“the Partnership”) which comprises the statements of operations, partners’ equity (deficit) and cash flows for the year ended December 31, 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of Uptown Housing Partners, LP and its cash flows for the year ended December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

/s/ McGladrey LLP
Cleveland, Ohio
March 27, 2013

Member of the RSM International network of independent accounting, tax and consulting firms.

Uptown Housing Partners, LP
Balance Sheet
(Unaudited)
May 31,
2013
Assets
Real Estate
Building and improvements	$161,846,391
Leasehold improvements	8,595,809
Furniture and fixtures	11,376,212
Total	181,818,412
Less accumulated depreciation	(26,259,878)
Net real estate	155,558,534

Cash and cash equivalents	3,095,975
Accounts receivable	103,009
Prepaid expenses	219,293
Mortgage procurement costs, net	1,436,530
Lease procurement costs, net	104,162

Total assets	$160,517,503

Liabilities and Partners' Deficit
Mortgage note payable, net	$141,049,700
Loan payable	18,969,647
Accounts payable and accrued expenses	7,243,004
Accrued interest	1,680,844
Deferred rental revenue	204,423
Security deposits	388,885
Total liabilities	169,536,503

Partners' Deficit	(9,019,000)

Total liabilities and partners' deficit	$160,517,503

See Notes to Financial Statements.

Uptown Housing Partners, LP
Statements of Operations

	(Unaudited)
	Period
	January 1, 2013	Year Ended
	Through May 31,	December 31,
	2013	2012
Revenues
Revenue from real estate operations	$5,052,472	$11,376,224
Other revenue	307,038	709,232
Total revenues	5,359,510	12,085,456

Operating Expenses
Depreciation and amortization	2,124,934	5,425,319
Administrative expenses	439,735	1,041,647
Utilities expenses	212,812	461,123
Operating and maintenance expenses	593,561	1,520,325
Real estate taxes	746,880	1,774,013
Other taxes and insurance	559,648	1,047,739
Management fees	159,204	356,043

Total operating expenses	4,836,774	11,626,209

Operating income	522,736	459,247

Other Expenses
Interest expense	4,521,887	10,964,939
Amortization of mortgage procurement costs	15,997	38,394

Net loss	$(4,015,148)	$(10,544,086)

See Notes to Financial Statements.

Uptown Housing Partners, LP
Statements of Partners' Equity (Deficit)

		2013 (Unaudited)
	Ownership	Balance		Net	Balance
	Percentage	January 1,	Contributions	Loss	May 31,

Uptown Housing Placeholder, LLC	0.01%	$—	$—	$—	$—
Uptown Apartments, LLC	99.99	(5,823,852)	820,000	(4,015,148)	(9,019,000)

Total	100.00%	$(5,823,852)	$820,000	$(4,015,148)	$(9,019,000)

		2012
	Ownership	Balance		Net	Balance
	Percentage	January 1,	Contributions	Loss	December 31,

Uptown Housing Placeholder, LLC	0.01%	$—	$—	$—	$—
Uptown Apartments, LLC	99.99	1,920,234	2,800,000	(10,544,086)	(5,823,852)

Total	100.00%	$1,920,234	$2,800,000	$(10,544,086)	$(5,823,852)

See Notes to Financial Statements.

Uptown Housing Partners, LP
Statements of Cash Flows

	(Unaudited)
	Period
	January 1, 2013	Year Ended
	Through May 31,	December 31,
	2013	2012
Cash Flows From Operating Activities
Net loss	$(4,015,148)	$(10,544,086)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	2,140,931	5,463,713
Bond discount amortization	42,091	96,319
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	33,295	(53,536)
Prepaid expenses	731,347	(37,696)
Increase (decrease) in:
Accounts payable and accrued expenses	(311,757)	1,165,484
Deferred rental revenue	77,676	3,979
Security deposits	33,145	47,564
Net cash used in operating activities	(1,268,420)	(3,858,259)

Cash Flows From Investing Activities
Capital expenditures	(48,177)	(137,074)
Net cash used in investing activities	(48,177)	(137,074)

Cash Flows From Financing Activities
Proceeds from loan payable	1,249,051	1,218,228
Contributions from partners	820,000	2,800,000
Net cash provided by financing activities	2,069,051	4,018,228

Net increase in cash and cash equivalents	752,454	22,895

Cash and cash equivalents
Beginning of year	2,343,521	2,320,626

Ending of year	$3,095,975	$2,343,521

Supplemental Disclosure of Cash Flow Information -
Cash paid during the year for interest	$3,306,577	$10,085,334

Supplemental Disclosure of Noncash Transactions -
Write-off of fully depreciated building components	$35,353	$104,321

See Notes to Financial Statements.

Uptown Housing Partners, LP
Notes to Financial Statements
May 31, 2013 (Unaudited) and December 31, 2012

Note 1.    Organization
Uptown Housing Partners, LP (the Partnership) was formed by Uptown Apartments, LLC (Apartments), as General Partner, and Uptown Housing Placeholder, LLC (Placeholder), as Limited Partner, (collectively, the Partners) on September 14, 2005 to develop, construct, own and operate a three-building residential housing complex consisting of 665 apartment units, 533 parking spaces, 9,000 square feet of retail space and operation of a 25,000 square foot public park located in Oakland, California (the Project). FC Oakland, Inc. (FC Oakland) and Uptown Partners, LLC are both members of Apartments and Placeholder. The Project is operated under the terms of a Regulatory Agreement and Declaration of Restrictive Covenants (the Agreement) with the Redevelopment Agency (the Agency) of the City of Oakland, California. Under the terms of the Agreement, the Partnership is required to set aside not less than 20% of the units for occupancy by low and moderate income tenants with not less than one half of those units being available for occupancy on a priority basis by “Very Low Income Tenants,” as defined in the Agreement. The term of the Agreement ends on the later of 15 years (September 2024) or when no Multifamily Revenue Bonds (the Bonds) remain outstanding with the Redevelopment Agency of the City of Oakland.

Note 2.    Summary of Significant Accounting Policies
The Partnership

The Partnership, through Forest City Enterprises, Inc. (“FCE”)’s wholly-owned subsidiary FC Oakland, was a 50% owned equity method investment of FCE, a publicly traded company, through the period ended May 31, 2013 (Note 9). The Partnership was deemed to be a significant subsidiary of FCE for FCE’s fiscal year ended January 31, 2013. As a result, audited financial statements for the Partnership as of and for the year ended December 31, 2012, were required to be filed with the Securities and Exchange Commission in accordance with Rule 3‑09 of Regulation S-X. The Partnership was not deemed to be a significant subsidiary of FCE for FCE’s fiscal years ended December 31, 2014 or 2013.

The Partnership’s net income or loss and cash flows are allocated in accordance with the terms of the Partnership Agreement.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate

Real estate is recorded at cost. Depreciation of property is calculated using predominantly the straight-line method over the estimated useful lives of the assets which range from 5 to 50 years. The cost of maintenance and repairs is charged to expense as incurred and significant renewals and asset improvements are capitalized.

Cash and Cash Equivalents

The Partnership considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. Balances with financial institutions may exceed federally insured limits.

Uptown Housing Partners, LP
Notes to Financial Statements
May 31, 2013 (Unaudited) and December 31, 2012

Note 2.    Summary of Significant Accounting Policies (Continued)
Accounts Receivable

Accounts receivable are uncollateralized tenant obligations. Based upon management’s review of delinquent accounts and assessment of historical evidence of collections, an account is charged against the allowance when deemed uncollectible. The Partnership determined that no allowance for doubtful accounts was necessary at May 31, 2013 (unaudited).

Mortgage Procurement Costs

Mortgage procurement costs are being amortized over the life of the related mortgage. Accumulated amortization was $296,648 (unaudited) as of May 31, 2013.

Lease Procurement Costs

Lease procurement costs are being amortized over the terms of the respective leases using the straight-line method. Accumulated amortization was $123,100 (unaudited) as of May 31, 2013.

Impairment of Real Estate

The Partnership reviews long lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Partnership has determined no impairments of the Partnership's property have occurred during the period January 1, 2013 through May 31, 2013 (unaudited) and during the year ended December 31, 2012.

Income Taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.  Tax returns filed by the Partnership and the amount of allocable profit or losses are subject to examination by federal and state taxing authorities for years ended after December 31, 2010.  The tax liability of the partners could be modified if such an examination results in changes to the Partnership’s profits or losses.

The Financial Accounting Standards Board (FASB) has provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the entity’s tax returns to determine whether the tax positions are more-likely-than-not to be sustained when challenged or when examined by the applicable taxing authority. No liabilities for uncertain tax positions were required to be recorded as of May 31, 2013 (unaudited).

Recognition of Revenue

Revenue is principally derived from one year or shorter termed operating leases on apartment units. Accordingly, rental revenue is recognized in accordance with the tenant’s lease terms.

Uptown Housing Partners, LP
Notes to Financial Statements
May 31, 2013 (Unaudited) and December 31, 2012

Note 2.    Summary of Significant Accounting Policies (Continued)
Fair Value of Financial Instruments

GAAP provides guidance for using fair value to measure assets and liabilities, defines a fair value hierarchy, establishes a framework based on valuation inputs for measuring fair value, and expands disclosures about fair value measurements. For assets and liabilities that are measured using quoted prices in active markets (Level 1), total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, discounts or blockage factors. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities (Level 2), adjusted for contract restrictions and other terms specific to that asset or liability; for these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques (Level 3), and not based on market exchange, dealer, or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The Partnership is required to disclose fair value information about financial instruments, whether or not recognized on the balance sheet. Because certain financial instruments and all non-financial instruments are excluded from being recognized at fair value, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Partnership. The Partnership’s management believes that the carrying value of its assets (exclusive of rental property) and current liabilities approximates fair value due to the relatively short maturity of these instruments. In an effort to revitalize the area surrounding the Project, the Agency provided a loan payable arrangement with favorable terms to incentivize the Partnership to develop the Project. The Partnership’s management believes the loan payable arrangement with the Agency would not be available at comparable terms from a traditional lender. As a result, management believes the fair value of the loan payable arrangement would be significantly less than the carrying value based upon currently available terms from a traditional lender. The fair value of the Partnership’s mortgage note is discussed in Note 3.

Derivative Instrument and Hedging Activities

The Partnership was a party to one derivative transaction subject to accounting guidance on derivative instruments and hedging activities. In October 2005, the Partnership entered into a total rate of return swap (TRS), which terminated upon expiration in September 2010, with a notional amount of $160,000,000 on its tax-exempt fixed-rate borrowings (the Bonds). The Partnership designated the TRS as a hedge of fair value of a recognized asset or liability (fair value hedge). The Partnership discontinued hedge accounting in September 2010 upon termination of the interest rate swap agreement and paid a swap termination settlement of $19,200,000. Upon the termination of the swap, the Bonds are no longer adjusted to fair value and the adjustment in effect on the termination date of $19,200,000 is reflected as an adjustment to the carrying amount of the Bonds and is amortized into earnings over the remaining life of the Bonds using the effective interest rate method. During the period January 1, 2013 through May 31, 2013 and for the year ended December 31, 2012, amortization of the bond discount was $42,091 (unaudited) and $96,319, respectively, and is included in interest expense.

Subsequent Events

For the financial statements for the year ended December 31, 2012, the Partnership evaluated subsequent events through March 27, 2013, the date on which those financial statements were originally available to be issued. The Partnership has also evaluated subsequent events through February 24, 2015, for the unaudited financial statements as of May 31, 2013 and for the five-month period then ended (Note 9).

Uptown Housing Partners, LP
Notes to Financial Statements
May 31, 2013 (Unaudited) and December 31, 2012

Note 3.    Mortgage Note Payable
In October 2005, the Agency issued $160,000,000 of Redevelopment Agency of the City of Oakland Multifamily Revenue Bonds (Uptown Apartment Projects), 2005 Series A (the Bonds) to provide financing for the cost of acquiring, constructing and equipping the Project. Pursuant to the Loan Agreement between the City of Oakland, Wells Fargo Bank National Association (the Trustee) and the Partnership, the Agency agreed to fund a mortgage note with the Partnership from the proceeds of the Bonds. The note was assigned to the Trustee to secure payment of the Bonds. The terms of the mortgage note and the Bonds are the same and are as follows:

(Unaudited)
May 31,
2013

Principal balance	$160,000,000
Unamortized bond discount	(18,950,300)
Balance at December 31	$141,049,700

Interest expense for the period January 1, 2013 through May 31, 2013 and for the year ended December 31, 2012 was $4,202,935 (unaudited) and $10,181,653, respectively.

The Loan Agreement specifies that the Partnership is required to make payments under the mortgage note payable in such amounts and at such times as are sufficient to pay all amounts required to pay principal, interest and any other amounts due on the Bonds. The Bonds are interest only, payable semi‑annually on April 1 and October 1, at the fixed rate of 6.2% on $160,000,000 per annum and mature in October 2050.

In accordance with GAAP, the Partnership is required to disclose the fair value of financial instruments, whether or not recognized on the balance sheet. The estimated fair value of the Partnership’s mortgage note was $157,968,000 (unaudited) as of May 31, 2013 and was determined using bond pricing models and bond yield quotes for similar instruments and maturities as the mortgage note, which are primarily Level 3 inputs.

Certain affiliates of the Partnership are required to maintain cash collateral deposits and provide a guarantee in accordance with various agreements. As of May 31, 2013, cash collateral of $28,004,560 (unaudited) was provided by FC Oakland and a guarantee of $25,200,000, was provided by Uptown Partners, LLC for 2012. The cash collateral is recorded in the financial statements of FC Oakland. The Partnership incurs an annual fee of 2% of the outstanding dollar amount of the cash collateral deposits and guarantees. During the period January 1, 2013 through May 31, 2013 and for the year ended December 31, 2012, the Partnership incurred guarantee fees of $231,160 (unaudited) and $561,534, respectively, which were included in interest expense. At May 31, 2013, $3,305,021 (unaudited) of guarantee fees were included in accounts payable and accrued expenses.

The liability of the Partnership under the mortgage note is limited to the underlying value of the buildings, improvements, personal property and amounts deposited with the Trustee. The Bonds are secured by a first mortgage on the property, an assignment of rents and leases, service contracts, warranties and guarantees, an assignment of the management agreement, and an environmental compliance and indemnification agreement.

Uptown Housing Partners, LP
Notes to Financial Statements
May 31, 2013 (Unaudited) and December 31, 2012

Note 4.    Loan Payable
In accordance with the Lease Disposition and Development Agreement and Ground Lease Agreement with the Agency, for the purpose of providing additional financing for the Project, the Agency has committed $24,415,000 (Total Repayment Amount) of financing for the Project. The Total Repayment Amount is comprised of a $12,920,000 loan and a maximum of $11,495,000 of tax increment financing (TIF) assistance. The TIF assistance is derived from tax increments resulting from property taxes or possessory interest taxes assessed against the properties or improvements during the increment pledge term (the Pledge Term). The Pledge Term begins on the first day of the fiscal tax year 2007-2008 and ends at the earlier of June 2020 or the date on which the Agency ceases to generate tax increments for debt repayment.

The loan and TIF assistance are unsecured, non-interest bearing and payable in annual installments commencing April 2016, as defined in the Ground Lease Agreement. Any remaining outstanding balance of the Total Repayment Amount is due in full in April 2034. As of May 31, 2013, the Agency has made loan advances of $12,920,000 (unaudited) and TIF advances of $6,049,647 (unaudited).

Note 5.    Ground Lease
The Partnership entered into a Ground Lease Agreement with the Agency in October 2005. The initial lease term is for 66 years with an option to extend the term for an additional 33 years. Total lease payments under the agreement, including the renewal period, required to be made will be equal to the Total Repayment Amount (see Note 4) as defined in the Lease Disposition and Development Agreement. No ground lease payments are required under this lease from the lease's inception through April 2016 and for the period from April 2034 through the expiration term of the lease, including the renewal period. Beginning April 2016 and annually thereafter through April 2034, the Partnership shall make annual rent payments, as defined, equal to the lesser of the scheduled annual payment or 75% of the Partnership's net operating income, determined on a cash basis, for the preceding year. Net operating income is defined as gross income less operating expenses, debt service, payments of security deposits received from subtenants, and property taxes and assessments. The scheduled annual payment is determined based on the cumulative TIF assistance drawn and the amount of annual payments required as determined by the Agency.

Pursuant to the Ground Lease Agreement, the Partnership has an option to purchase the land at any time during the term of the ground lease. The purchase price varies based upon when the option is exercised. The agreement also allows for the Partnership to have the first right of refusal to purchase the property from the Agency.

Note 6.    Transactions With Affiliates
FC Oakland and Forest City Residential Management, Inc., the managing agent, are affiliated entities through common ownership. In accordance with the terms of the management agreement, project management fees are 3% of gross monthly receipts as defined in the management agreement. Management fees of $159,204 (unaudited) and $356,043 were expensed during the period January 1, 2013 through May 31, 2013 and during the year ended December 31, 2012, respectively.

An affiliate of Uptown Partners, LLC provides property and casualty insurance to the Partnership. The Partnership incurred insurance expense of $344,152 (unaudited) and $809,267 during the period January 1, 2013 through May 31, 2013 and during the year ended December 31, 2012, respectively, which was included in other taxes and insurance. As of May 31, 2013, $3,230,195 (unaudited) of property and casualty insurance were included in accounts payable and accrued expenses.

Uptown Housing Partners, LP
Notes to Financial Statements
May 31, 2013 (Unaudited) and December 31, 2012

Note 6.    Transactions With Affiliates (Continued)
As of May 31, 2013, payables to affiliated entities, including guarantee fees (Note 3), advances and management fees, in the amount of $3,375,609 (unaudited) were also included in accounts payable and accrued expenses.

Note 7.    Commitments and Contingencies
The Partnership is subject to certain claims and litigation that arise in the normal course of operations. As claims arise, management will assess them and defend the Partnership as appropriate. As of May 31, 2013, management is unaware of any claims or litigation against the Partnership.

Note 8.    Partnership Matters
In accordance with the Second Amended and Restated Operating Agreement of Apartments (Operating Agreement), FC Oakland is responsible for locating a tax credit investor limited partner. The terms of the Operating Agreement also state in the event a tax credit investor limited partner is not located by December 31, 2006, then FC Oakland or an affiliate of FC Oakland is responsible for contributing capital to the Partnership in amounts equal to sixty-five cents per dollar of tax credit and subsequently receive an allocation of substantially all the tax credits. As of May 31, 2013, a tax credit investor had not been found.  The Partnership is impeded from the implementation of these provisions of the Operating Agreement because the manner in which the Partnership is currently structured does not allow FC Oakland to receive an allocation of substantially all of the tax credits.

Note 9.    Subsequent Events
On May 31, 2013, FC Oakland acquired Uptown Partners, LLC’s ownership interests in Apartments and Placeholder. The Partnership realized a net gain of $2,761,963 (unaudited) as a result of the change in control of ownership interests.
On December 12, 2013, the Bonds were redeemed through the issuance of revenue refunding bonds by the California Statewide Communities Development Authority in the aggregate principal amount of $160,000,000, consisting of Senior Multifamily Housing Revenue Refunding Bonds, Series 2013A in the amount of $112,000,000 (the Series 2013A Bonds) and Subordinate Multifamily Housing Revenue Refunding Bonds, Series 2013B in the amount of $48,000,000 (the Series 2013B Bonds). The Series 2013A and Series 2013B Bonds are interest only, payable semi-annually on April 1 and October 1, at the fixed rate of 5.80% and mature in October 2050.